SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 3 May 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosures:

Announcement of transactions of directors in securities of Sasol Limited or its major
subsidiaries dated 1 April 2005 to 29 April 2005

1. 1 April 2005
2. 6 April 2005
3. 8 April 2005
4. 13 April 2005
5. 14 April 2005
6. 29 April 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of a major subsidiary of
the Company:

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	1 April 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	26 October 1998
Exercise price	R28,10
Selling price per share	R150,50
Number of shares	5 000
Total value	R752 500,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

1 April 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by the directors of a major
subsidiary of the Company:

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	5 April 2005
Option offer date	30 August 2000
Option offer price	R54,00
Exercise date	9 November 2000
Exercise price	R54,30
Selling price per share	R154,00
Number of shares	5 800
Total value	R893 200,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	A de Klerk
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	5 April 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	27 October 1998
Exercise price	R28,50
Selling price per share	R152,50
Number of shares	2 000
Total value	R305 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	6 April 2005
Option offer date	20 April 2000
Option offer price	R38,05
Exercise date	5 May 2000
Exercise price	R41,10
Selling price per share	R156,80
Number of shares	3 800
Total value	R595 840,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	C P Buys
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	6 April 2005
Option offer date	29 October 1999
Option offer price	R42,30
Exercise date	12 November 1999
Exercise price	R41,90
Selling price per share	R156,70
Number of shares	4 400
Total value	R689 480,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	A de Klerk
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	6 April 2005
Option offer date	28 September 1998
Option offer price	R25,10
Exercise date	27 October 1998
Exercise price	R28,50
Selling price per share	R156,50
Number of shares	3 000
Total value	R469 500,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J H Fourie
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	6 April 2005
Selling price per share	R156,00
Number of shares	26 000
Total value	R4 056 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

6 April 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY AND A DIRECTOR OF A
MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by a director of the Company and a
director of a major subsidiary of the Company:

Name	B P Connellan
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	7 April 2005
Option offer date	27 November 2000
Option offer price	R53,80
Exercise date	5 April 2005
Exercise price	R157,60
Number of shares	25 000
Total value	R3 940 000
Vesting periods	2 years – first half
	4 years – second half
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Name	J A van der Westhuizen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	7 April 2005
Option offer date	5 September 2001
Option offer price	R78,70
Exercise date	7 September 2001
Exercise price	R81,30
Selling price per share	R163,00
Number of shares	7 800
Total value	R1 271 400
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to exercise and implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

8 April 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by a director of a major subsidiary
of the Company:

Name	J H Fourie
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	13 April 2005
Option offer date	5 September 2001
Option offer price	R78,70
Exercise date	7 September 2001
Exercise price	R81,30
Number of shares	51 900
Total value	R4 219 470
Vesting periods	2 years – one third
	4 years – second third
	6 years – final third
Class of shares	Ordinary no par value
Nature of transaction	Implementation of options and purchase of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

13 April 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transaction in securities of Sasol by a director of the Company:

Name	B P Connellan
Office held	Non-Executive Director
Company	Sasol Limited
Date transaction effected	13 April 2005
Selling price	R152,55
Number of shares	15 500
Total value	R2 364 525
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

14 April 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following
transactions in securities of Sasol by a director of a major subsidiary
of the Company:

Name	R van Rooyen
Office held	Director of major subsidiary
Company	Sasol Limited
Date transaction effected	28 April 2005
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	28 April 2005
Exercise price	R141,00
Number of shares	3 100
Total value	R437 100,00
Class of shares	Ordinary no par value
Nature of transaction	Exercise of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

29 April 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2005

By: /s/   N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary